UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2008

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: November 18, 2008

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0623 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. ANNOUNCES RESULTS FOR Q3 2008

MIGDAL HAEMEK, Israel – November 18, 2008 – Camtek Ltd. (NASDAQ: CAMT, TASE: CAMT), today announced its results for the third quarter ended September 30, 2008.

Revenues for the third quarter of 2008 were $19.1 million, 5% below $20.2 million in the third quarter of 2007 and 16% below the $22.7 million reported in the second quarter of 2008.

Gross profit in the 2008 third quarter was $6.5 million, or 34.2% of revenues, and included an inventory write-off of $1.5 million.

The Company reported a third quarter net loss of $4 million, or $0.14 per share. This is compared to a net profit of $85 thousand, or $0 per share, in the third quarter of last year and net loss of $0.5 million, or $0.016 per share in the second quarter of 2008.

The net loss in the third quarter of 2008 included the above mentioned $1.5 million inventory write-off and a total of $1 million of certain legal and professional expenses with respect to an aborted acquisition and a patent lawsuit that Rudolph Technologies, Inc. filed against Camtek.

During the quarter, the Company commenced its previously announced share repurchase program, buying back a total of 812,900 shares in the third quarter at a total cost of $685 thousand. During October 2008 and until the date of this press release, the Company purchased an additional 267,857 shares for total consideration of $220 thousand. The repurchase program allows for total aggregate purchases of up to $2 million.

Rafi Amit, Camtek’s CEO, commented, “We are pleased with our third quarter revenues which were well within our expected target range. Under the current global slowdown conditions, we are implementing the following four point strategy: cash generation and preservation; maintaining our competitive edge through on-going R&D activities; preserving our responsive customer support; and seeking cooperation with strategic partners to develop and market new products. We believe that this strategy will help us keep our strong balance sheet position and navigate the company safely through the current crisis.”

Mr. Amit added, looking ahead into the fourth quarter, we expect revenues between $12 and $14 million. However, the current low visibility may result in significant deviation from this guidance”.

Camtek will hold a conference call today, Tuesday November 18, 2008 at 9:00 ET. Rafi Amit, CEO, Roy Porat General Manager- Israel and Mira Rosensweig, CFO will host the call and will be available to answer questions.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call.

US:	1 888 668 9141	at 9:00a.m.EasternTime
Israel:	03 918 0650	at 4:00p.m. Israel Time
International:	+972 3 918 0650

For those unable to participate, the teleconference will be available for replay on Camtek’s website www.camtek.co.il beginning 24 hours after the call.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION

CAMTEK:	IR INTERNATIONAL
Mira Rosenzweig, CFO	Kenny Green / Ehud Helft
Tel: +972-4-604-8308	GK Investor Relations
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
mirar@camtek.co.il	info@gkir.com

Camtek Ltd.

Consolidated Balance Sheets

(in thousands, except share data)

	September	December
	2008	2007
	U.S. Dollars

ASSETS
CURRENT ASSETS
Cash and cash equivalents	16,690	18,601
Marketable securities	-	1,395
Accounts receivable, net	23,354	23,500
Inventories	35,526	34,243
Due from affiliates	432	251
Other current assets	2,921	2,616
Deferred tax	124	124

Total current assets	79,047	80,730

Fixed assets, net	14,216	15,325

Marketable securities	400	1,075
Deferred tax	612	612
Other assets	928	723

	1,940	2,410

Total assets	95,203	98,465

LIABILITIES
CURRENT LIABILITIES
Convertible loan	1,667	1,667
Accounts payable -trade	10,023	7,960
Due to affiliates	387	866
Other current liabilities	12,825	11,465

Total current liabilities	24,902	21,958

Convertible loan	1,666	3,333
Liability for employee severance benefits	302	268

Total liabilities	26,870	25,559

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,149,934 in 2008 and 31,145,334 in 2007, outstanding
29,325,415 in 2008 and 30,133,715 in 2007.	132	132
Additional paid-in capital	60,082	59,878
Accumulated other comprehensive loss
Unrealized loss on marketable securities	-	-
Retained earnings	9,797	13,889

	70,011	73,899
Treasury stock, at cost (1,824,519 shares in 2008 and 1,011,619 in 2007)	(1,678)	(993)

Total shareholders' equity	68,333	72,906

Total liabilities and shareholders' equity	95,203	98,465

Camtek Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2008	2007	2008	2007	2007
	U.S. dollars		U.S. dollars		U.S. dollars

Revenues	63,064	49,941	19,119	20,165	70,969
Cost of revenues	38,229	30,099	12,580	12,576	41,940

Gross profit	24,835	19,842	6,539	7,589	29,029

Research and development costs	9,513	9,148	3,173	2,353	12,111
Selling, general and administrative
expenses	19,512	18,021	7,183	5,020	24,119

	29,025	27,169	10,356	7,373	36,230

Operating income (loss)	(4,190)	(7,327)	(3,817)	216	(7,201)

Financial income (expenses), net	298	(194)	(224)	(15)	(128)

Income (loss) before income taxes	(3,892)	(7,521)	(4,041)	201	(7,329)

Income tax	200	199	46	116	362

Net income (loss)	(4,092)	(7,720)	(4,087)	85	(7,691)

Net income (loss) per ordinary share:

Basic	(0.14)	(0.26)	(0.14)	0.00	(0.25)

Diluted	(0.14)	(0.26)	(0.14)	0.00	(0.25)

Weighted average number of
ordinary shares outstanding:

Basic	30,190	30,229	30,076	30,246	30,145

Diluted	30,190	30,229	30,076	30,246	30,145